Exhibit 99.4

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Fausto Di Trapani, Executive Vice President and Chief Financial Officer of Galiano Gold Inc. (the "Company"), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i) the annual report on Form 40-F of the Company for the fiscal year ended December 31, 2021 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Fausto Di Trapani

Name:	Fausto Di Trapani
Title:	Executive Vice President and Chief Financial Officer

Date:	March 29, 2022